Exhibit 12.01

NORTHERN STATES POWER COMPANY - MINNESOTA (CONSOLIDATED)

STATEMENT OF COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Dollars

	March 31,	December 31,
	2005	2004	2003	2002	2001	2000
Earnings :

Net Income	$41, 627	$230,274	$192,942	$200,222	$207,865	$111,224

Add:
Income Taxes	21,129	94,613	76,524	108,141	132,732	92,191
Fixed charges	36,024	142,147	144,951	123,220	112,780	146,192
Deduct:
Undistributed equity in earnings of unconsolidated affiliates	—	—	—	—	—	—
Earnings	98,780	467,034	414,417	431,583	453,377	349,607

Fixed charges:
Interest charges, excluding AFC - debt, per statement of income	36,024	142,147	135,764	107,470	97,030	130,442
Distributions on redeemable preferred securities of subsidiary trust	—	—	9,187	15,750	15,750	15,750
Total fixed charges	36,024	142,147	$144,951	$123,220	$112,780	$146,192

Ratio of earnings to fixed charges	2.7	3.3	2.9	3.5	4.0	2.4